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SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G/A

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                          AMG OIL LTD.
                        (Name of Issuer)

                Common Stock, $.00001 par value
                 (Title of Class of Securities)

                           001696103
                         (CUSIP Number)


                       December 31, 2000
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ x ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 001696103                13G            Page 2 of 5

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1.   Names of Reporting Persons.                  BRAD HOLLAND
     I.R.S. Identification Nos. of Above Persons (entities only)
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2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a) [   ]      (b) [  ]
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3.  SEC Use Only

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4.  Citizenship     Canada

     Number of Shares    5.   Sole Voting Power        1,102,950
     Beneficially        ---------------------------------------
     Owned by Each       6.   Shared Voting Power              0
     Reporting           ---------------------------------------
     Person With         7.   Sole Dispositive Power   1,102,950
                         ---------------------------------------
                         8.   Shared Dispositive Power         0
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9.   Aggregate Amount Beneficially Owned by
     Each Reporting Person                             1,102,950
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)
     [ ]
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11.  Percent of Class Represented by Amount in Row 9       5.63%
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11.  Type of Reporting Person (See Instructions)       IN
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Item 1.

(a)  The name of the issuer is AMG OIL LTD. (the "Issuer").

(b) The principal executive office of the Issuer is located at Suite 700, 700 - 6th Avenue Southwest, Calgary,
     Alberta, Canada T2P-0T8.

Item 2.

(a)  This   statement is being  filed by Brad Holland the
     ("Reporting Person").

(b)  The residential address of the Reporting Person is P.O. Box
     2314 Dhahran, Saudi Arabia 31311


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CUSIP No. 001696103                13G            Page 3 of 5

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(c)  Citizenship of Reporting Person: Canadian

(d) This class of securities to which this statement relates is Common Stock of the Issuer with a par value of $ .00001.

(e)  The CUSIP number of the Common Stock is 001696103

Item 3.

If this statement is filed pursuant to rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ___   Broker or dealer registered under section 15 of the Act
          (15 U.S.C.78o).

(b) ___   Bank as defined in section 3(a)(6) of the Act (15
          U.S.C. 78c).

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15U.S.C. 78c).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a- 8).

(e) ___   An investment adviser in accordance with 240.13d-
          1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___   Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box. [ x ].




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CUSIP No. 001696103                13G            Page 4 of 5

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Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Reporting persons own beneficially the respective percentages and numbers of Common Shares set forth below (on the basis of 19,600,000 shares of Common Stock issued and outstanding).

(a)  Amount beneficially owned: 1,102,950

(b)  Percent of class:5.63%

(c)  Number of shares as to which the person has:
     (i)       Sole power to vote or to direct
               the vote                           1,102,950
     (ii)      Shared power to vote or to direct
               the vote:                                  0
     (iii)     Sole power to dispose or to direct
               the disposition of                 1,102,950
     (iv)      Shared power to dispose or to
               direct the disposition of:                 0

Item 5.    Ownership of Five Percent or Less of a Class

If this  statement  is being filed to report the fact that as of the date hereof the  reporting  person has ceased to be the
beneficial  owner of more than five percent of the class of
securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.


Item 8. Identification and Classification of Members of the group

     Not applicable.


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CUSIP No. 001696103                13G            Page 5 of 5

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Item 9.    Notice of Dissolution of Group

     Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated January 15, 2001


                              /s/ Brad Holland
                              BRAD HOLLAND